UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. __)

Newater Technology, Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

G64335105

(CUSIP Number)

January 1, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entitles only) Tigerwind Group Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON,	5.	SOLE VOTING POWER - 2,900,000[1]
	6.	SHARED VOTING POWER - None
	7.	SOLE DISPOSITIVE POWER - 2,900,000[1]
	8.	SHARED DISPOSITIVE POWER - None

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 2,900,000[1]
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 26.8%
12.	TYPE OF REPORTING PERSON CO

1 Tigerwingd Group Limited is controlled by Mr. Yuebiao Li, Newater Technology, Inc.’s Chairman and Chief Executive Officer. Mr. Li holds voting and investment power over the shares held.

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1.	NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entitles only) Zhuo Zhang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Chinese

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON,	5.	SOLE VOTING POWER - 1,900,000
	6.	SHARED VOTING POWER - None
	7.	SOLE DISPOSITIVE POWER - 1,900,000
	8.	SHARED DISPOSITIVE POWER - None

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 1,900,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.6%
12.	TYPE OF REPORTING PERSON IN

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ITEM 1 (a) NAME OF ISSUER:

Newater Technology, Inc.

ITEM 1 (b) ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

c/o Yantai Jinzheng Eco-Technology Co., Ltd.

8 Lande Road, Laishan District, Yantai City

Shandong Province

People’s Republic of China 264000

ITEM 2 (a) NAME OF PERSON FILING:

(i) Tigerwind Group Limited

(ii) Zhuo Zhang

ITEM 2 (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

(i)    Tigerwind Group Limited

c/o Yantai Jinzheng Eco-Technology Co., Ltd.

8 Lande Road, Laishan District, Yantai City

Shandong Province

People’s Republic of China 264000

(ii)   Zhuo Zhang

c/o Yantai Jinzheng Eco-Technology Co., Ltd.

8 Lande Road, Laishan District, Yantai City

Shandong Province

People’s Republic of China 264000

ITEM 2 (c) CITIZENSHIP:

(i) British Virgin Islands – Tigerwind Group Limited

(ii) Chinese – Zhuo Zhang

ITEM 2 (d) TITLE OF CLASS OF SECURITIES:

Common Shares

ITEM 2 (e) CUSIP NUMBER:

G64335105

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance Company defined in Section 3(a)(19) of the Exchange Act.
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act.
(e)	☐	An Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(ii)(F)
(g)	☐	A parent holding company or control person in accordance Rule 13d-1(b)(1)(ii)(G)
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

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ITEM 4 OWNERSHIP

(a) AMOUNT BENEFICIALLY OWNED:

(i) 2,900,000 – Tigerwind Group Limited1

(ii) 1,900,000 – Zhuo Zhang

(b) PERCENT OF CLASS:

(i) 26.8% - Tigerwind Group Limited

(ii) 17.6% - Zhuo Zhang

(c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(i)   SOLE POWER TO VOTE OR DIRECT THE VOTE

2,900,000 – Tigerwind Group Limited1

1,900,000 – Zhuo Zhang

(ii)  SHARED POWER TO VOTE OR DIRECT THE VOTE

None

(iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

2,900,000 – Tigerwind Group Limited1

1,900,000 – Zhuo Zhang

(iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

None

ITEM 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not Applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not Applicable

ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP

Not Applicable

ITEM 9 NOTICE OF DISSOLUTION OF GROUP

Not Applicable

ITEM 10 CERTIFICATION

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 6, 2018

/s/ Yuebiao Li as authorized agent for Tigerwind Group Limited

/s/ Zhuo Zhang

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EXHIBIT INDEX

Number	Description of Exhibit
99.1	Joint Filing Agreement.

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